ING Life Insurance and Annuity Company
and its Variable Annuity Account C

University of Texas System Retirement Programs

Supplement dated June 26, 2009 to the Contract Prospectus, Contract Prospectus Summary, and the Statement of Additional Information, each dated May 1, 2009.

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. The share class of the BlackRock Mid Cap Value Opportunities Fund available under your contract is Investor A shares. Accordingly, all references to Class A of the BlackRock Mid Cap Value Opportunities Fund are hereby deleted and replaced with Investor A shares.

2. The information for the funds referenced below appearing in the Contract Prospectus under Appendix II–Description of Underlying Funds is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
Fidelity® Variable Insurance Products – Fidelity® VIP *Contrafund*® Portfolio	Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.
ING Investors Trust – ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser:** ING Clarion Real Estate Securities L.P.	A *non-diversified* Portfolio that seeks total return.
ING Money Market Portfolio* * **There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market investments while maintaining a stable share price of $1.00.
ING Strategic Allocation Portfolios, Inc. – ING Strategic Allocation Conservative Portfolio	ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.
Premier VIT – OpCap Mid Cap Portfolio	Allianz Global Investors Fund Management LLC **Subadviser:** Oppenheimer Capital, LLC	Seeks long-term capital appreciation.
RiverSource Investment Series, Inc. – RiverSource Diversified Equity Income Fund	RiverSource Investments, LLC	Seeks high level of current income and capital growth.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.